Exhibit 99.1

For analyst and media enquiries, please contact Sean O’Sullivan on +61 2 8845 3352 or Laura Vize on +61 8845 3353

5 September 2016

James Hardie Industries plc Announces

USD $35 Million Accelerated Share Repurchase Transaction

James Hardie Industries plc (“James Hardie”), (ASX:JHX) today announced that it has entered into an accelerated share repurchase agreement with Goldman Sachs Financial Markets Pty Limited (“Goldman Sachs”) to repurchase 2,162,696 James Hardie shares/CUFS with an approximate value of USD $35 million. This transaction is part of James Hardie’s existing USD $100 million share repurchase authorization referred to in James Hardie’s annual results announcement released on 19 May 2016 and the Appendix 3C lodged with ASX on 1 August 2016.

Under the terms of the agreement, Goldman Sachs will deliver to James Hardie 2,162,696 James Hardie shares/CUFS for an initial payment of USD $35 million. The shares/CUFS will be delivered in full by Goldman Sachs to James Hardie two trading days after the trade date. The initial payment of USD $35 million is based on a share/CUFS price of A$21.37 per share/CUFS translated to USD at an AUD/USD exchange rate as of the trade date and is subject to adjustment as detailed further below.

The final price to be paid by James Hardie will be determined based on the average daily volume weighted average price of James Hardie’s shares/CUFS in the ordinary course of ASX trading over an agreed reference period, plus an agreed upon premium, and subject to further adjustments pursuant to the terms of the agreement. The reference period will run for between 8 and 17 trading days commencing on 5 September 2016 and (unless Goldman Sachs elects to exercise its discretion to end the reference period earlier) ending on 27 September 2016. The final price is subject to an agreed cap of A$25.64 per share/CUFS and a floor of A$17.10 per share/CUFS.

Once the final price is determined, there will be a final adjustment and settlement between the parties either in cash or shares, at James Hardie’s election. As such, Goldman Sachs may be required to pay a cash amount or deliver additional shares to James Hardie. Conversely, James Hardie may be required to pay a cash amount or (at its election) deliver shares, to Goldman Sachs. The final settlement payment under the agreement is expected to occur during the second quarter of FY2017.

A further announcement will be made and an Appendix 3F lodged following final settlement of the transaction. This announcement will include confirmation of the final reference period, the final price per share/CUFS paid by James Hardie and the amount of any final cash or share adjustment. In the event that James Hardie is required to make a payment to Goldman Sachs and determines to satisfy that payment obligation through the delivery of James Hardie shares, the number of shares/CUFS so delivered would be calculated by reference to the final price per share/CUFS as described above and constitute fully paid ordinary shares/CUFs ranking equally with all existing shares/CUFS and be issued without shareholder approval. Based on the capped price per share/CUFS and using the AUD/USD exchange rate as of the trade date, the maximum number of shares to be delivered by James Hardie would be 360,449 (being 16.7% of the shares initially delivered by Goldman Sachs). In that case James Hardie would lodge an Appendix 3B and also confirm the final net number of shares acquired by it through the transaction.

END

Media / Analyst Enquiries

Sean O’Sullivan

Vice President, Investor & Media Relations

Phone: + 61 2 8845 3352

Email: investor.relations@jameshardie.com.au

Forward Looking Statements

This Media Release contains forward-looking statements James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;
•	projections of the company’s results of operations or financial condition;
•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
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expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2016, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.